

TES
NGE COMMISSION
20549

02003301

D REPORT
FORM X-17A-5
PART III

BD 3/5

OMB Approval
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response...... 12.00

SEC FILE NUMBER
8- 48077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAR 1 2002
080

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAP Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)
1682 E. Gude Drive, Suite 201
(No. and Street)

Rockville (City) MD (State) 20850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jaynie Jenets (301)-762-1030
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

3-14-02

OATH OR AFFIRMATION

I, Richard P. Moran, Jr., swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of MAP Securities, Inc., as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:



Signature

President

Title

Notary Public

My commission expires July 1, 2004

This report** contains (check all applicable boxes):

- (p) ☒ Facing page.
- (q) ☒ Statement of Financial Condition.
- (r) ☐ Statement of Income (Loss).
- (s) ☐ Statement of Cash Flows.
- (t) ☐ Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (u) ☐ Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (v) ☐ Computation of Net Capital.
- (w) ☐ Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (x) ☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (y) ☐ A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (z) ☐ A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (aa) ☒ An Oath or Affirmation.
- (bb) ☐ A copy of the SIPC Supplemental Report.
- (cc) ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (dd) ☒ Independent auditor's report on internal accounting control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001 AND 2000

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MAP Securities, Inc.

We have audited the accompanying statement of financial condition of MAP Securities, Inc. as of December 31, 2001 and 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MAP Securities, Inc. at December 31, 2001 and 2000, in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

February 25, 2002

MAP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current Assets		
Cash	$ 11,468	$ 6,946
Accounts Receivable	2,378	48
Investments	3,300	3,300
Total Assets	$ 17,146	$ 10,294

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities	$ 4,656	$ -
Stockholders' equity		
Common Stock	1,000	1,000
Additional paid-in capital	31,800	27,800
Retained earnings	(20,310)	(18,506)
Total shareholders' equity	12,490	10,294
Total liabilities and shareholders' equity	$ 17,146	$ 10,294

See accompanying notes to financial statements.

MAP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE 1 - ORGANIZATION

MAP Securities, Inc. (the Company) was incorporated in the State of Maryland in 1994. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

NOTE 2 - BASIS OF ACCOUNTING

The financial statements have been prepared using the accrual basis of accounting.

NOTE 3 - CASH AND CASH EQUIVALENTS

The company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents.

NOTE 4 - CUSTOMERS' ACCOUNTS

The Company does not carry customers' accounts nor does it hold any securities or accept funds for customers. It is therefore exempt for the provisions of the Securities and Exchange Commission Customer Protection Rule (15c3-3) to maintain a special reserve bank account.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(Continued)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule of the Securities and Exchange Commission. The rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. The rule also specifies a minimum dollar amount of "net capital" as defined, to be maintained. As of December 31, 2001 this amount was $5,000 for the company.

	December 31,	
	2001	2000
Net Capital	$ 6,812	$ 6,946
Net Capital Requirement	$ 5,000	$ 5,000

NOTE 7 - RELATED PARTY TRANSACTIONS

The sole shareholder of MAP Securities, Inc. is also a general partner of Mid-Atlantic Partners. Mid-Atlantic Partners provides office space and administrative services to the company at no charge.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1700 K STREET, N.W., SUITE 504
WASHINGTON, DC 20016

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
MAP Securities, Inc.

In planning and performing our audit of the financial statements of MAP Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by MAP Securities, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Batlorf & Company, P.C.

February 25, 2002